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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _______________________________________________________________________August 2004

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Release: 8/20/2004; 8/24/2004; 9/23/2004; 10/7/2004; 10/8/2004, 10/27/2004

2.  Early Warning Report, National Instrument 62-103, dated 8/23/2004

3.  Notice of Meeting and Record Date for AGM to be held 12/9/2004,

    September 29, 2004

    Revised Notice of Meeting and Record Date for AGM to be held 12/9/2004,

    October 7, 2004

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

                                                                        Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                                                 Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

News Release

For Immediate Release:

August 20, 2004

International Barrier Completes Private Placement

Watkins, MN; Vancouver, BC August 20, 2004 - International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) has completed a non-brokered private placement in the amount of 1,470,000 units of the Company at a price of US$0.85 (CDN$1.10) per unit for gross proceeds of US$1,249,500 (CDN$1,614,979) to one placee. Each unit consists of one common share and one non-transferable share purchase warrant (the "Warrants").  The Warrants have an exercise term of two years from the closing date. One Warrant and US$0.92 (CDN$1.19) will entitle the placee to acquire an additional common share of the Company.  The common shares and underlying shares are subject to hold periods expiring December 19, 2004 and December 20, 2004, respectively. No finder’s fee was paid with respect to the private placement.

Pursuant to Section 111 of the Securities Act and Section 174 of the Securities Rules, as a result of the private placement, Carl Marks IB LLC (“Carl Marks”), of New York, NY, acquired 1,470,000 shares and share purchase warrants to purchase 1,470,000 shares, and now beneficially owns 15% or more of the total fully diluted issued and outstanding capital of the Company, such securities listed and trading on the TSX Venture Exchange.  Carl Marks acquired the shares as a result of a private placement agreement with the Company. Carl Marks is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Carl Marks has no present intention to purchase additional securities of the Company but may do so in the future.

A report of the acquisition will be filed with the B.C. Securities Commission pursuant to section 111 of the BC Securities Act.  A copy of this report may be obtained by contacting David Corcoran, Director, c/o INTERNATIONAL BARRIER TECHNOLOGY INC., #602-750 West Pender Street, Vancouver, BC, V6C 2B3, telephone (604) 689-0188.

Carl Marks IB LLC (http://www.carlmarks.com) is a New York based privately owned merchant bank that has invested as a principal in more than 400 businesses through its private equity, distressed security, venture capital and real estate divisions and has completed more than 250 consulting and financial advisory engagements.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®.  The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire.  The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact.

Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the http://bigcharts.marketwatch.com/industry/bigchartscom/stocklist.asp?bcind_ind=bld&bcind_period=3mo

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "David J. Corcoran"

      David J. Corcoran, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

http://www.intlbarrier.com or http://www.investorideas.com

Toll free 1.866.735.3519

Bernie Hertel

mailto:bhertel@telus.net

or

Dawn Van Zant, ECON Investor Relations, Inc.

mailto:dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales.  In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

_____________________________________________________________________________

International Barrier Technology Inc.

#604 - 750 West Pender Street, Vancouver, BC, Canada  V6C 2T7

Tel: 866-735-3519 or 604-948-0687 • Email: mailto:info@intlbarrier.com

News Release

For Immediate Release:

August 24, 2004

Watkins, MN; Vancouver, BC August 24, 2004 - International Barrier Technology Inc. (the “Company”) (IBTGF: OTCBB; IBH: TSXV) announces that, subject to regulatory acceptance, it has granted stock options to directors, officers, employees and consultants{fillin ""Directors" and/or "Employees" of the Company in the amount of 1,150,000 common shares in the capital stock of the Company, at a price of $0.76 per share exercisable up to and including August 24, 2009.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®.  The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire. The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact.  Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the http://bigcharts.marketwatch.com/industry/bigchartscom/stocklist.asp?bcind_ind=bld&bcind_period=3mo

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "David J. Corcoran"

      David J. Corcoran, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

http://www.intlbarrier.com or http://www.investorideas.com

Toll free 1.866.735.3519

Dawn Van Zant, ECON Investor Relations, Inc.

mailto:dvanzant@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales.  In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

_____________________________________________________________________________

International Barrier Technology Inc.

204-1530 56th St • Tsawwassen, B.C. • Canada V4L 2A8

Tel: 866-735-3519 or 604-948-0687 • Email: ir@intlbarrier.com

News Release

For Immediate Release:

September 23, 2004

International Barrier Reports Dramatic Increase in Sales Volume

July-August Sales are the Best Fiscal Year Start in Corporate History

Watkins, MN; Vancouver, BC September 23, 2004 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, has reported sales volume for the period of July - August 2004 of 800,700 sq.ft., a 175 percent increase over the same period the previous year. Sales revenue was US$682,700, a US$431,500 gain from lasts year’s two-month total.

“Barrier is extremely pleased with the success of the Mule-Hide commercial modular product introduction,” said Michael Huddy, International Barrier’s President.  “Mule-Hide and its distribution affiliate, ABC Supply, Inc., continue to aggressively promote the new, UL-listed Class A and Class C roof deck assemblies and systematically add new manufacturing customers to the group of facilities utilizing the Blazeguard based system.  With each new manufacturing company converted to the Blazeguard based system, Barrier is presented with a long-term, consistent customer helping to not only increase sales volume but to provide consistency in month to month business”.

Mule-Hide business accounted for approximately 29 percent of the July – August 2004 sales volume, growing from zero sales the previous year and since the product launch initiated in January 2004.  Sales from Barrier’s traditional markets, including Blazeguard sales for multifamily roof deck construction projects to builders such as Centex, US Home, and DR Horton, have also improved dramatically.  Sales to markets other than the Mule-Hide system nearly doubled in the reported two month period, year to year.

With these sales volumes, the company is positioned to achieve consistent profitability.  Positive cash flow is expected to help fund building and production line improvements that have been initiated to enable production capacity to meet increasing demand as well as improve efficiency and gross and net profit margins.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials.  Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire. Barrier's award-winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact.  Blazeguard customers include Centex (CTX: NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE). Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "David J. Corcoran"

      David J. Corcoran, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle

ir@intlbarrier.com

or

Peter Kletas, ECON Investor Relations, Inc.

pkletas@investorideas.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales.  In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

_____________________________________________________________________________

International Barrier Technology Inc.

#604 - 750 West Pender Street, Vancouver, BC, Canada  V6C 2T7

Tel: 866-735-3519 or 604-948-0687 • Email: mailto:info@intlbarrier.com

News Release

For Immediate Release:

October 7, 2004

International Barrier Reports highest-ever Q1 (2005) Revenue and Sales Volume!

Watkins, MN; Vancouver, BC

October 7, 2004

International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, is pleased to report record first quarter (July-August-September 2004) sales revenue of US$1,071,594, representing a 162% increase over the previous year’s, and the highest first quarter results in Barrier’s corporate history.

“The latest sales figures confirm that Blazeguard® is being accepted by an industry increasingly concerned with losses due to fire,” says Barrier’s President Michael Huddy.  “We feel our increasing market penetration in the multifamily residential roof deck markets and in the commercial roof deck markets shall result in exponential growth in our sales and income”.

Production volume set an all-time first quarter record amounting to 1,206,300 sq. feet.  Barrier’s traditional markets, including Blazeguard® sales for multi-family roof deck construction projects to builders such as Centex, US Home, and DR Horton, improved dramatically, nearly doubling over the same period last year.  Mule-Hide business accounted for approximately 32 percent of sales volume, growing from zero the previous year since the product launch initiated in January.

“Barrier is extremely pleased with the success of the Mule-Hide commercial modular product introduction”, reports Michael Huddy.

Mule-Hide Products Co., and its distribution affiliate, ABC Supply, Inc., continue to aggressively promote the new, UL-listed ‘Class A’ and ‘Class C’ roof-deck assemblies, and systematically add new manufacturers to the facilities utilizing the Blazeguard® system.  With each additional manufacturing company converted to the Blazeguard® based system, Barrier is presented with a long-term customer providing both sales volume and consistent cash flow to the Company panel strength and minimize environmental and human impact.  Blazeguard

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials.  Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire.  Barrier's award winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact.

Blazeguard customers include Centex (CTX:NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE).  Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene

Barrier is part of the DJ Building Materials Index http://bigcharts.marketwatch.com/industry/bigcharts-com/stocklist.asp?bcind_ind=bld&bcind_period=3mo

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "MICHAEL HUDDY"

      Michael Huddy, President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle

ir@intlbarrier.com

or

Peter Kletas, ECON Investor Relations, Inc.

pkletas@investorideas.com

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

_____________________________________________________________________________

International Barrier Technology Inc.

204-1530 56th St • Tsawwassen, B.C. • Canada V4L 2A8

Tel: 866-735-3519 or 604-948-0687 • Email: ir@intlbarrier.com

News Release

For Immediate Release:

October 8, 2004

International Barrier to Break Ground for Expansion

Watkins, Minnesota, USA

Vancouver, BC

International Barrier Technology, Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSX-V) a manufacturer of proprietary fire resistant building materials, will celebrate the expansion of the company’s manufacturing facility with a groundbreaking ceremony, Wednesday, October 13th, 10AM.

The groundbreaking ceremony marks the beginning of an estimated $2.7 million expansion of Barrier’s manufacturing facility that will include the addition of 15,000 sq. ft. to the existing facility as well as a new production line.

According to Michael Huddy, president and director of Barrier, “Our growth geographically and into new markets in recent months has created the necessity for us to double our capacity”.

New products, such as Mule-Hide for commercial modular applications, as well as the addition of distribution into new markets in the western USA have resulted in a dramatic increase in sales volume for the Company. Improvements to the Watkins facility will allow Barrier to further expand production capacity, increase efficiency and create a state-of-the-art facility.

“This expansion really signifies the beginning of a new chapter in our development as a business”, says Michael Huddy.  “The fact that we are moving forward with this expansion is a testimony to our success in creating products that are valued by our customers”.

In addition to the physical expansion, Huddy estimates the company will increase their workforce by about 30% to handle additional manufacturing, sales and administrative needs.

Editor’s Note: The media is welcome to attend the groundbreaking ceremony which will be held at International Barrier Technology, Inc., 510 4th Street, Watkins, Minnesota on the west side of the existing facility.

For more information, contact:

Michael Huddy, Ph.D

International Barrier Technology, Inc.

Phone: 800.638.4570

Fax: 320.764.5799

Sean Foy

Linnihan Foy Advertising

Phone: 612.238.3002

Fax: 612.238.3000

sean@linnihanfoy.com

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials.  Its patented, non-combustible, non-toxic Pyrotite formulation has an extraordinary capability: it releases water when exposed to the heat of fire.  Barrier's award winning Blazeguard wood panels exceed International Building Code requirements in every targeted fire test and application, and uniquely combine properties that increase panel strength and minimize environmental and human impact. Blazeguard customers include Centex (CTX:NYSE), D.R. Horton (DHI: NYSE), KB Home (KBH: NYSE), and Lennar (LEN: NYSE).  Lowe's Companies (LOW: NYSE), Stock Building Supply, and Mule-Hide Products Co., Inc. are Blazeguard distributors. Pyrotite has potential applications with engineered wood products, paint, plastics, and expanded polystyrene.

Barrier is part of the DJ Building Materials Index http://bigcharts.marketwatch.com/industry/bigcharts-com/stocklist.asp?bcind_ind=bld&bcind_period=3mo

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: "MICHAEL HUDDY"

      Michael Huddy, President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle

ir@intlbarrier.com

or

Peter Kletas, ECON Investor Relations, Inc.

pkletas@investorideas.com

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

_____________________________________________________________________________

International Barrier Technology Inc.

204-1530 56th St • Tsawwassen, B.C. • Canada V4L 2A8

Tel: 866-735-3519 or 604-948-0687 • Email: ir@intlbarrier.com

News Release

For Immediate Release:

October 27, 2004

International Barrier Progresses on ICC-ES Code Report for

 Blazeguard® Laminated Fire-Rated Sheathing

Anticipated ICC-ES Code Report Expected to Open New Markets and Reduce Expenses

Watkins, MN; Vancouver, BC October 27, 2004 - International Barrier Technology Inc. (“Barrier”) (IBTGF: OTCBB; IBH: TSXV), a manufacturer of proprietary fire resistant building materials, reports the approval, by the International Code Council Evaluation Services Committee (ICC-ES), of “acceptance criteria” for the purpose of evaluating and accepting fire rated laminated panels for use under the new International Building Code (IBC).

Barrier applied for a code evaluation services report in March 2004. The first step in this process was for ICC-ES to write and approve, for the first time, acceptance criteria for structural wood panels that were fire treated by a surface applied laminate technology, such as Pyrotite™.  Now that acceptance criteria have been accepted, Barrier is required to submit test data supporting Blazeguard’s performance characteristics for applications targeted under the building code.  After these test reports and information have been formerly reviewed, the International Code Council (ICC) will issue an evaluation services report (ES Report).  This report will be used by building code officials all over the US (and wherever else the IBC has been accepted globally) to provide a basis for approving Blazeguard in construction projects governed by the IBC.  The credibility of this report will enhance the marketability of Barrier’s Blazeguard® fire resistant panels to US builders across the country and will provide the company with an important new marketing opportunity and tool: it will add the previously untapped western region.

“Barrier is pleased with the approval of these acceptance criteria. It is the first and most important milestone in our quest to obtain a code evaluation services report for Blazeguard® under the IBC.

The acceptance criteria were written on the basis of Blazeguard’s existing legacy report guidelines, so the majority of fire testing and reporting has already been completed.  The only additional test reports required to be submitted will be those in support of new market applications, such as the Mule-Hide FR panel, which are already completed”, said Michael Huddy, International Barrier’s president.  “Our need for a code evaluation service report is currently being met only in the eastern US by existing “legacy reports” (issued by BOCA and SBCCI), but the new ICC-ES report will allow Barrier to more aggressively target western US and overseas markets”.

Model building codes were consolidated in early 2000. The National Building Code (BOCA), the Standard Building Code (SBCCI), and the Uniform Building Code (ICBO) were merged into the International Building Code (ICC), which has become the “official” model building code in the US.

Products that had active reports under the old codes are allowed to maintain them under a “legacy report” system.  Barrier has to date maintained a legacy report for both the National Building Code and the Standard building code but not the Uniform Building Code.  The new ICCES will handle, in one follow-up registration system, what it has taken three to accomplish in the past, greatly reducing expenses. In addition, all geographic regions in the US will be covered under one unified program and one annual fee.

About International Barrier Technology Inc.

International Barrier Technology, Inc. develops, manufactures, and markets proprietary fire resistant building materials branded as Blazeguard®.  The award-winning Blazeguard wood panel uses a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water when exposed to the heat of fire.  The panels exceed International Building Code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact.  Blazeguard customers include Centex, D.R. Horton, KB Home, and Lennar. Lowe’s Companies and Stock Building Supply are Blazeguard distributors.

Barrier is part of the DJ Building Materials Index (US).

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “David J. Corcoran”

      David J. Corcoran, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS RELEASE.

For more information please visit:

www.intlbarrier.com or www.investorideas.com

Toll free 1.866.735.3519

Richard Angle

ir@intlbarrier.com

or

Peter Kletas, ECON Investor Relations, Inc.

pkletas@investorideas.com

Forward-Looking Information: The statements in this news release contain forward -looking information within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward -looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales.  In each case actual results may differ materially from such forward-looking statements.  The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.

_____________________________________________________________________________

International Barrier Technology Inc.

204-1530 56th St • Tsawwassen, B.C. • Canada V4L 2A8

Tel: 866-735-3519 or 604-948-0687 • Email: ir@intlbarrier.com

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.

Name and address of offeror

Carl Marks TB LLC

900, 3RD Ave

33 Floor

New York, NY

10022-4775

2.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:

Carl Marks TB LLC (“Carl Marks”) has acquired direct ownership and control over 1,470,000 common shares and 1,470,000 share purchase warrants of International Barrier Tecimology Inc. (“Barrier”) pursuant to a private placement transaction, at a deemed price of US$0.85 (CDN$1 .10) per unit which represent 11% or more of the common shares of Barrier.

3.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to this Report:

As a result of the issuance of the securities described in paragraph 2 above, Carl Marks owns directly and indirectly, a total of 2,520,071 common shares of Barrier and 1,470,000 share purchase warrants which as at August 19, 2004 represented 15% of the outstanding fully diluted shares in the capital stock of Barrier.

4.

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above over which the offeror, either atone or together with any joint actors has ownership and control:

Please refer to paragraph 2 and 3 above.

5.

Market where the transaction or occurrence took place:

Not applicable.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the Report, including any future intention to acquire ownership of, control over, additional securities of the reporting issuer:

Carl Marks’ purpose in effecting the transaction was for investment purpose. The 1,470,000 units were acquired by Carl Marks on August 19, 2004 at a price of US$0.85 (CDN$1.10) per unit pursuant to a private placement subscription agreement between the Company and Carl Marks dated July 30, 2004. Carl Marks has no intention to purchase ifirther common shares of Barrier, but may decide to do so in the future.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the Report, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:

Not Applicable.

8.

The name of any joint actors:

There are no persons or companies acting jointly or in concert with Carl Marks in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

9.

The nature and value of the consideration paid by the offeror:

Please refer to paragraphs 2, 3 and 7 above.

10.

Where applicable, a description of any change in any material fact set out in any report previously filed:

Not applicable

11.

Changes from previous reports:

Not applicable

DATED at

900 3RD Ave NY. NY

this

23

day of August

2004.

CARL MARKS TB LLC

By

“ROBERT A SPEER”

Name:

ROBERT A. SPEER

Title:

CFO. SECRETARY

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street — 10th Floor Vancouver BC V6C 3B8

T: (604) 689-9853 F: (604) 689-8144

September 29, 2004

British Columbia Securities Commission

PC Box 10142 Pacific Centre

701 West Georgia Street, 9th Floor

Vancouver, BC

V7Y 1 L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument following:

54-101,

please be advised of the

Issuer:

International Barrier Technology Inc.

ISIN:	CA 4589681044
Meeting Date:	December 9, 2004
Record Date for Notice:	November 3, 2004
Record Date for Voting:	November 3, 2004
Beneficial Ownership Determination Date:	November 3, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
060 Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

/kh

“Yasmin Juma”

Yasmin Juma

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: Manitoba Securities Commission

cc: New Brunswick Securities Commission

cc: Newfoundland Securities Commission

cc: Nova Scotia Securities Commission

cc: Ontario Securities Commission

cc: TSX Venture Exchange

cc: P.E.I. Securities Commission

cc: Quebec Securities Commission

cc: Saskatchewan Securities Commission

cc: Registrar of Securities - NT

cc: Registrar of Securities - YT

cc: Nunavut

cc: CDS Inc.

G :\MeetingsandMailings\MEETINGS\Startup\pdf\2004\bsmsibh.doc

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street — 10th Floor Vancouver BC V6C 3B8

T: (604) 689-9853 F: (604) 689-8144

October 7, 2004

British Columbia Securities Commission

PC Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC

V7Y 1 L2

Dear Sirs/Mesdames:

***REVISED***

As required by Section 2.2 of National Instrument 54-101, please following:

be advised of theIssuer:

International Barrier Technology Inc.

ISIN:	CA 4589681044
Meeting Date:	December 9, 2004
Record Date for Notice:	November 3, 2004
Record Date for Voting:	November 3, 2004
Beneficial Ownership Determination Date:	November 3, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
060 Distribution Payment:	Issuer will pay for OBOs **revised**
Material Distributed to:	All Holders

If you require further information, please contact:

/kh

“Yasmin Juma”

Yasmin Juma

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: Manitoba Securities Commission

cc: New Brunswick Securities Commission

cc: Newfoundland Securities Commission

cc: Nova Scotia Securities Commission

cc: Ontario Securities Commission

cc: TSX Venture Exchange

cc: P.E.I. Securities Commission

cc: Quebec Securities Commission

cc: Saskatchewan Securities Commission

cc: Registrar of Securities - NT

cc: Registrar of Securities - YT

cc: Nunavut

cc: CDS Inc.

G :\MeetingsandMailings\MEETINGS\Startup\pdf\2004\bsmsibh.doc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 000-20412

(Registrant)

Date: November 1, 2004     By /s/ Michael Huddy________________________

                                  Michael Huddy, President and Director